Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] The Company assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

February 21, 2025

5-9 kotobashi 2-chome, Sumida-ku, Tokyo, Japan
Tokyo Lifestyle Co., Ltd.

Representative Director and Director
Mei Kanayama

Dear Shareholders,

Notice of Convocation of Extraordinary General Meeting of Shareholders

We sincerely appreciate your continued support and kind attention.

We would like to inform you that we will hold the extraordinary general meeting of shareholders of our company as follows, and we kindly request your attendance.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the Reference Documents for the General Meeting of Shareholders as described below, indicate your approval or disapproval on the enclosed Exercise of Voting Rights Form, and send it so that it reaches us by 4:30 p.m. on Friday, March 7, 2025.

1.      Date and Time: Friday, March 14, 2025, at 11:00 AM (Registration starts at 10:00 AM)

2.      Address: 5th Floor, Harumi Building, 5-9 kotobashi 2-chome, Sumida-ku, Tokyo, Japan

3.      Agenda Items

Proposal:    Decrease in capital

When attending on the day, we kindly ask that you bring the enclosed notice of convocation, and reference materials for the shareholders’ meeting. Please also submit the enclosed voting rights exercise form to the reception desk at the venue. Your cooperation is greatly appreciated.

Shareholders’ Meeting Reference Documents

1.      Agenda Items and Reference Items Agenda Item: Decrease in capital

In accordance with Article 447, Paragraph 1 of the Companies Act, the Company reduced its capital to 99,000,000 yen on July 15, 2024 (registered on July 31, 2024) in order to consolidate overlapping audits by audit firms in Japan and the United States and to enable the Company to receive subsidies and other programs that are in line with the Company’s actual situation. However, due to a partial exercise of stock acquisition rights, the capital has now exceeded 100 million yen, and we would like to go through the capital reduction procedure again as per our initial policy.

The amount of capital after this matter is proposed to be 10,000,000 yen in anticipation of another unexpected exercise of stock acquisition rights by the end of the term, and the amount of capital reserve is proposed to be 3,744,033,697 yen.

The schedule for the capital reduction and the contents of the public notice in the official gazette, etc. are as follows.

(1)    Schedule for capital reduction

1/23            Board of Directors Resolution

2/21            Notice of General Meeting of Shareholders

2/19-3/18   Public notice to creditors (Official Gazette + electronic)

3/14            General meeting of shareholders resolution

3/21-          Reduction of capital takes effect

(2)    Proposed contents of public notice

Public notice of reduction of capital stock

The Company has decided to reduce the amount of capital stock by 91,221,358 yen to 10,000,000 yen.

All of the 91,221,358 yen of capital to be reduced will be designated as additional paid-in capital reserve.

The effective date is March 21, 2025, and the resolution of the general meeting of shareholders is scheduled on March 14, 2025.

Creditors who object to this decision are requested to file their objections within one month from the day following the publication of this notice.

The disclosure status of the final balance sheet is as follows.

https://www.ystbek.co.jp/ir_financial_results-archive/

February 18, 2025

5-9, Koto-bashi 2-chome, Sumida-ku, Tokyo Tokyo

Lifestyle Co., Ltd.

Mei Kanayama, Representative Director

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